2003 — 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing December 10, 2002 through February 11, 2003

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the press releases entitled:

—	“Philips acquires Systemonic, a technology leader in 802.11a/b and g wireless lan semiconductor solutions”, dated December 19, 2002;

—	“Fidelio acquisition company extends tender offer for shares of Intertrust technologies corporation”, dated December 23, 2002;

—	“Fidelio completes tender offer for shares of Intertrust technologies corporation”, dated January 3, 2003;

—	“Philips and Accton merge wireless solutions activities into new joint venture”, dated January 8, 2003;

—	“Gores Technology Group to acquire Philips Business Communications”, dated January 10, 2003;

—	“Philips reacts to Moody’s statement”, dated January 17, 2003;

—	“Datang Mobile, Philips and Samsung form joint venture to deliver cellular TD-SCDMA chipset & reference design”, dated January 20, 2003:

—	“Philips and NEC join forces in IP telephony”, dated January 30, 2003:

—	“Philips to refocus its TV manufacturing in Europe”, dated January 31, 2003;

—	“Arthur van der Poel moves from Philips’ Board of Management to Group Management Committee”, dated February 11, 2003;

—	“Report on the performance of the Philips Group”, dated February 11, 2003.

Philips acquires Systemonic, a technology leader in 802.11a/b and g wireless lan semiconductor solutions
Fidelio acquisition company extends tender offer for shares of Intertrust technologies corporation
Fidelio completes tender offer for shares of Intertrust technologies corporation
Philips and Accton merge wireless solutions activities into new joint venture
Gores Technology Group to acquire Philips Business Communications
Philips reacts to Moody’s statement
Datang Mobile, Philips and Samsung form joint venture to deliver cellular TD-SCDMA chipset & reference design
Philips and NEC join forces in IP telephony
Philips to refocus its TV manufacturing in Europe
Arthur van der Poel moves from Philips’ Board of Management to Group Management Committee
Report on the performance of the Philips Group
SIGNATURES

Philips acquires Systemonic, a technology leader in 802.11a/b and g wireless lan semiconductor solutions

Amsterdam, The Netherlands — December 19, 2002 —Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced a definitive agreement to acquire Systemonic, a leading developer of complete silicon system solutions for multi-protocol, multi-band wireless local area networks (LANs). Systemonic’s 802.11a/b and g wireless LAN silicon solution is an extremely high performance, power-efficient chipset. Systemonic has publicly demonstrated multi-band system solutions that deliver wireless streaming audio/video, data and voice in offices, homes and public “hotspots”. Philips expects to lead the connectivity silicon solutions market with the addition of wireless audio/video streaming capabilities to create pervasive connectivity in the home, the office and “on-the-go”.

The terms of the agreement are not disclosed, and closing is expected to take place within the first quarter of 2003.

Today, 802.11 wireless technology is experiencing tremendous growth in computing and networking products for home and office. This technology will be used in virtually every consumer and business product that needs high-speed wireless connectivity to digital content. Wireless products will include desktops, laptops, peripherals, handhelds, webpads, personal video recording devices and digital entertainment servers. The 802.11a/b and g wireless LAN standards are expected to dominate the wireless connectivity market in the next two years. Systemonic’s products, intellectual property and systems expertise will add high-speed wireless capabilities to Philips NexperiaÔ System-on-Chip solutions.

“The acquisition of Systemonic complements Philips vision of the “Connected Home”. By adding high-speed wireless connectivity to our strong portfolio of audio/video, connectivity and broadband access technologies, Philips can now integrate all of these key technologies on a single chip so consumers can easily connect to information, entertainment and services anywhere in the home,” said Phil Pollok, senior vice president of Emerging Businesses Unit, Philips Semiconductors. “Systemonic created unique technology resulting in one of the highest performance, most power-efficient 802.11a/b and g capabilities. It also serves as the ideal platform to rapidly incorporate new enhancements to 802.11 standards such as Quality-of-Service and security.”

“Philips provides the consumer and communications expertise, global sales and marketing reach and manufacturing strength that will give our team the solid foundation to make our vision of wireless connectivity in the home, office and on-the-go come alive faster than ever,” said Ruediger Stroh, CEO, Systemonic. “We have developed a unique, flexible platform that is ideal to support new features and wireless standards. Philips understands the value of our innovations, and we are looking forward to quickly incorporate them into sophisticated Nexperia System-on-Chip products.”

Systemonic provides technology for a complete two-chip 802.11a/b and g solution that will offer a combination of performance throughput, power efficiency and range that is expected to lead the market. The technology offers better range of up to 70 meters, higher throughput of up to 72 Mbps, and lower power usage than most other products currently available. Systemonic developed a compelling configurable architecture optimized for multi-protocol 802.11 applications with the flexibility to extend to future enhancements of the standard. The architecture also incorporates sophisticated power management features that dynamically power-down functions in the chip that are not being used — dramatically reducing power consumption and extending battery-life for portable products. Systemonic’s products, intellectual property and systems expertise will add high-speed wireless capabilities to Philips NexperiaÔ System-on-Chip solutions.

Systemonic has 89 employees located in San Jose, California, Maynard, Massachusetts, and Dresden, Germany. The privately held company was founded in 1999. The company received funding from Apax Partners Funds, Atlas Venture, Bayview, Krone mt, and Lehman Brothers as well as from corporate investors Raytheon and Sony Ventures. Lehman Brothers served as financial advisor to Systemonic in the transaction.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Fidelio acquisition company extends tender offer for shares of Intertrust technologies corporation

AMSTERDAM and NEW YORK, December 23, 2002 — Fidelio Acquisition Company, LLC, whose members are Sony Corporation of America, a subsidiary of Sony Corporation (NYSE: SNE), Koninklijke Philips Electronics N.V. (NYSE: PHG; AEX: PHI) and Stephens Acquisition LLC, today announced that it has extended its $4.25 per share cash tender offer for all of the outstanding shares of common stock of InterTrust Technologies Corporation (Nasdaq: ITRU) until 12:00 midnight, New York City time, on Thursday, January 2, 2003, unless further extended. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 2002.

The tender offer is being extended because the waiting periods applicable to Philips and Sony Corporation of America under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have not expired. As previously disclosed in the Offer to Purchase relating to the tender offer, the required waiting period under the HSR Act for the proposed acquisition of InterTrust will expire at 11:59 p.m., New York City time, on Thursday, January 2, 2003, which is the later of the expiration of the waiting periods applicable to Philips and Sony Corporation of America, unless the applicable waiting period is earlier terminated or extended by the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice.

On December 20, 2002, the parties received clearance for the transaction from the European Commission.

Fidelio Acquisition Company has been advised by Mellon Investor Services LLC, the depositary for the tender offer, that, as of 12:00 midnight, New York City time, on Friday, December 20, 2002, approximately 84,618,004 shares (including shares subject to guaranteed delivery) of common stock of InterTrust had been tendered and not withdrawn, representing approximately 85% of the outstanding shares.

About Sony Corporation of America

Sony Corporation of America, based in New York City, is a U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony’s principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America’s homepage is: http://www.sony.com/SCA/index.html.

About Stephens Acquisition LLC

Stephens Acquisition LLC, an Arkansas limited liability company and a wholly owned subsidiary of Stephens Group, Inc., is a newly formed entity and has not conducted any business other than in connection with the tender offer. Stephens Group, Inc. is a privately held, Little Rock, Arkansas based holding company. It is the parent of Stephens Inc., an investment banking firm that is a member of the National Association of Securities Dealers and the New York Stock Exchange, and Stephens Group, Inc. also conducts extensive merchant banking activities.

About InterTrust Technologies Corporation

InterTrust develops and licenses intellectual property for DRM and trusted computing. The Company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware techniques that can be implemented in a broad range of products that use DRM and trusted computing technologies, including computer operating systems, digital media platforms, web services, and enterprise infrastructure. InterTrust has research, engineering, and IP groups focusing on developing and monetizing next-generation technologies and inventions.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Fidelio completes tender offer for shares of Intertrust technologies corporation

AMSTERDAM, Netherlands and NEW YORK, January 3, 2003 — Fidelio Acquisition Company, LLC, whose members are Sony Corporation of America, a subsidiary of Sony Corporation (NYSE: SNE), Royal Philips Electronics N.V. (NYSE: PHG; AEX: PHI) and Stephens Acquisition LLC, today announced the successful completion of its $4.25 per share cash tender offer for all of the outstanding shares of common stock of InterTrust Technologies Corporation (Nasdaq: ITRU). The tender offer, as previously extended, expired at 12:00 midnight, New York City time, on Thursday, January 2, 2003.

Fidelio also announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the proposed acquisition of InterTrust expired at 11:59 p.m., New York City time, on Thursday, January 2, 2003. As previously announced, the parties received clearance for the transaction from the European Commission on December 20, 2002.

Fidelio has been advised by Mellon Investor Services LLC, the depositary for the tender offer, that, as of 12:00 midnight, New York City time, on Thursday, January 2, 2003, approximately 92,024,483 shares (including 2,366,820 shares subject to guaranteed delivery) of InterTrust common stock had been tendered and not withdrawn, representing approximately 92.7% of the outstanding InterTrust shares. In accordance with the terms of the tender offer, Fidelio, through its wholly owned subsidiary Fidelio Sub, Inc., has accepted for payment all of the shares of InterTrust common stock that have been validly tendered and not properly withdrawn prior to the expiration of the tender offer.

In accordance with the terms of the merger agreement, Fidelio will cause Fidelio Sub to merge with and into InterTrust as soon as practicable. The merger is expected to be consummated without a vote or meeting of InterTrust stockholders in accordance with Delaware law. In the merger, the remaining shares of InterTrust common stock, other than shares for which appraisal rights are properly demanded, will be converted into the right to receive the same $4.25 per share in cash, without interest, paid in the tender offer. InterTrust will then become a wholly owned subsidiary of Fidelio.

About Sony Corporation of America

Sony Corporation of America, based in New York City, is a U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony’s principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America’s homepage is: http://www.sony.com/SCA/index.html.

About Stephens Acquisition LLC

Stephens Acquisition LLC, an Arkansas limited liability company and a wholly owned subsidiary of Stephens Group, Inc., is a newly formed entity and has not conducted any business other than in connection with the tender offer. Stephens Group, Inc. is a privately held, Little Rock, Arkansas based holding company. It is the parent of Stephens Inc., an investment banking firm that is a member of the National Association of Securities Dealers and the New York Stock Exchange, and Stephens Group, Inc. also conducts extensive merchant banking activities.

About InterTrust Technologies Corporation

InterTrust develops and licenses intellectual property for DRM and trusted computing. The Company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware techniques that can be implemented in a broad range of products that use DRM and trusted computing technologies, including computer operating systems, digital media platforms, web services, and enterprise infrastructure. InterTrust has research, engineering, and IP groups focusing on developing and monetizing next-generation technologies and inventions.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips and Accton merge wireless solutions activities into new joint venture

Amsterdam, The Netherlands / Hsinchu, Taiwan — 8 January, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Accton Technology of Taiwan (TAIEX: 2345), today announced the signing of a letter of intent to merge their respective wireless connectivity module activities into a new joint venture company. The transaction is expected to close in the first half of 2003 and is subject to customary regulatory approvals. The new company is expected to employ more than 200 people and has targeted annual revenues of between USD 200 to 250 million.

The joint venture will provide innovative wireless products for design-in (Original Equipment Manufacturing) and add-on infrastructure to the MSO/ISP, consumer electronics, enterprise, PC and mobile phone industries. The new company will address the increasing market requirements for advanced, easy to use, and cost effective wireless solutions based on state-of-the-art technology in Wi-Fi (802.11), BluetoothTM and other industry standards. This includes a full line of access points and gateways including a Powerline Communication/802.11b bridge, worldwide-approved 802.11a/b/g solutions, emerging consumer applications like the recently launched Home Wireless A/V Platform and Bluetooth data and audio products.

Over the next few years, the joint venture’s advanced wireless solutions will be key enablers in the growing broadband market for devices that deliver content-rich always-on, always-connected applications. To enable users to benefit from rich content the joint venture will develop applications such as streaming music and video, multimedia messaging, and voice over IP in broadband environments: homes, open space (e.g. airports) and public areas (e.g. coffee shops). Philips consumer expertise and technology research combined with Accton’s Original Design Manufacturing (ODM) strengths and data networking expertise create a joint venture dedicated to innovation, time-to-market and competitive positioning to deliver world class applications for OEM’s.

Yimin Doo, President and Founder of Accton Technology Corporation commented, “This partnership with Philips is an exciting opportunity to merge advanced consumer research with Accton’s ODM capabilities. This will greatly accelerate the introduction of next generation wireless products with easy-to-use features. We feel Philips is the right partner to deliver a new line of products geared for the home, at work and on the go”.

Arthur van der Poel, Executive Vice-President and Member of Philips’ Board of Management, stated, “This joint venture underlines the importance of wireless connectivity for both the consumer and business environments. The new company will work with Philips both as a customer for our technologies and a supplier of solutions that enhance the consumer experience in our end products. The partnership with Accton, the leading Taiwanese wireless networking ODM, will accelerate the creation of new concepts for connected products, personalized services and security. The joint venture is ideally placed to be a leading supplier to the wireless connectivity industry.”

Under the terms of the agreement, the joint venture will be legally incorporated in Taiwan with headquarters in Hsinchu, Taiwan, and manufacturing will remain in

Asia. Philips and Accton will have approximately equal stakes in the joint venture and share the board seats. The management team will consist of key Accton and Philips managers and will draw from a strong base of Philips and Accton employees and technologies with both companies becoming customers and development partners of the joint venture for wireless connectivity products.

A definitive agreement will be signed following further confirmatory due diligence, the receipt of necessary regulatory and shareholder approvals, and workers council consultations.

Bluetooth is a trademark owned by Bluetooth SIG, Inc. and is used by Philips under license

About Accton Technology Corporation

Accton Technology Corporation (Accton), established in 1988, is a global outsource specialist of advanced communication products. It provides a variety of Ethernet and Fast Ethernet products including adapters, hubs, switches and wireless LAN products. With a strong research & development force, the company has received the recognition of ISO 9001 quality systems model for quality standard in design, manufacturing and production, as well as ISO 14000 Environmental Management System. Accton was also the first company in Asia Pacific to be granted TL 9000, the highest quality assurance in telecommunications worldwide in 2000.With sales revenue exceeding US$520 million in 2001, Accton is one of the few companies that have maintained an annual growth rate of 30% over the past thirteen years. Accton’s international headquarters is located in Taiwan’s Science-based Industrial Park, Hsinchu. The company currently has more than 2,000 employees worldwide, and is listed on TAIEX: 2345. Accton is located at www.accton.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Gores Technology Group to acquire Philips Business Communications

Amsterdam, the Netherlands/ Los Angeles, USA — January 10, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Gores Technology Group (GTG) today announced a preliminary agreement for the acquisition of the business unit Philips Business Communications (PBC) by Gores Technology Group. Financial details were not disclosed. The transaction is expected to be completed in the first half of 2003 and is subject to normal closing conditions.

PBC, which is headquartered in Hilversum, the Netherlands, is a leading global supplier of voice communications solutions to medium and large organisations through its own sales organisations and distributors in 59 countries world-wide. It employs approximately 1,300 people.

Whilst a non-core activity within Philips, with Gores Technology Group PBC has a strong new owner, who will support PBC’s strategy to broaden its activities and portfolio as a solutions provider in the area of business communications. PBC, its customers and its employees will benefit from the effects of focus and profitable growth opportunities, provided under a new operation with clear dedication and ambition towards enterprise communications solutions and integration services.

“Under our new ownership we will be able to expand our offering to continue to provide best-of-breed systems and applications, including our established and renowned portfolio, built under Philips”, said Marc Bauchant, vice president within Philips Business Communications. “We are convinced that this move will bring long-term benefits to our customers and to our activity, and enhance our market opportunities.”

“We are pleased to add Philips Business Communications to our growing portfolio of global companies”, said Alec Gores, Founder and Chairman of Gores Technology Group (GTG). “The acquisition offers GTG a tremendous opportunity to further advance our strategic initiatives in the telecommunications sector and it demonstrates our ability to successfully orchestrate a major international acquisition.”

Vance Diggins, Chief Executive Officer of GTG added, “Philips Business Communications strength is in its committed and qualified employees, its family of product solutions and in its global customer base which affords GTG a solid platform from which to sustain future growth. We are convinced that we have all the ingredients in place that will give us the capability to expand an already dynamic enterprise into one of the leaders in the world-wide telecommunications market”.

About Gores Technology Group

With headquarters in Los Angeles, Gores Technology Group (GTG) is a privately held international acquisition and management firm that pursues an aggressive strategy of acquiring promising high-technology organizations and managing them for growth and profitability. GTG has a successful track record of acquiring and managing companies — including many divisions acquired from large publicly traded companies — through its commitment to customers, employees and continued development of intellectual property. GTG has acquired and managed approximately

40 interrelated but autonomous technology-oriented companies with locations throughout the world. Those companies provide a broad range of technology-based products and services to a substantial customer base representing millions of active users worldwide. For more information on Gores Technology Group: www.gores.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Philips reacts to Moody’s statement

Amsterdam, the Netherlands, January 17, 2003 — Following a press release from Moody’s Investors Service issued earlier today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) would like to state the following:

•	The company’s targeted EUR 1 billion in cost savings is on plan. This includes a 25% reduction of overhead costs (actual savings were EUR 300 million on a run-rate basis at the end of 2002), EUR 350 million savings from the integration of the acquisitions made by Philips Medical Systems, half of which have been already realized and half of which have identified programs which are running to plan, and a remaining EUR 350 million savings in purchasing and other costs by the end of 2003, also on schedule

•	Philips Medical Systems is also on track to achieve its earlier stated performance objectives, including EBITA margins of 14% in 2004, based upon its leading position across a range of medical modalities

•	Philips year-end 2002 net debt position was EUR 5.25 billion, a reduction of EUR 1.7 billion in the fourth quarter, with a strong contribution from tight working capital management

•	Net debt is expected to be further reduced during 2003, as a result of cash flow from operations

•	Philips has taken actions to lower the break-even point, and is in good shape to benefit should there be a market recovery

•	Philips is dedicated to maintaining its financial standards, which are commensurate with an A rated company

On February 11, 2003, Philips will announce its full year results and publish its 2002 annual report.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Datang Mobile, Philips and Samsung form joint venture to deliver cellular TD-SCDMA chipset & reference design

Eindhoven, The Netherlands, January 20, 2003 — Datang Mobile Communications Equipment Co., Ltd. (Datang Mobile), Royal Philips Electronics and Samsung Electronics today announced the formation of a joint venture company, named T3G. T3G will design and license core TD-SCDMA chipsets and reference designs for mobile terminals and end-user equipment. The company aims to provide a complete solution (reference design, hardware and software) for handset manufacturers and cellular phone design houses in order to speed up the production of the first commercial TD-SCDMA handsets, likely to be available in 2004.

The availability of the T3G reference design will speed up the development of cost-effective dual mode TD-SCDMA/GSM handsets in China, a factor which will ease operators’ migration from second to third generation networks. With limited capital outlay operators will be able to immediately increase capacity, enabling them to improve profitability by building subscriber numbers for 2.5G and 3G services simultaneously. Operators will therefore be in a position to roll out reliable mobile broadband services in line with demand.

T3G plans to produce core chipsets and reference designs for TD-SCDMA/GSM (GPRS) dual-mode mobile handsets that will be brought to market by Samsung and other handset manufacturers. The technology is designed to reduce the current bottlenecks in the development of 3G handsets by providing benefits including reduced power consumption and improved standby time. The collaboration combines Datang’s TD-SCDMA expertise, Philips’ cutting-edge semiconductor design and process capability and Samsung’s leadership in mobile handset creation. Each partner has invested considerable resources, including capital, technology, personnel and marketing.

“We have already successfully developed a TD-SDCMA test terminal and feel that the time is right to accelerate the availability of the first commercial products.” commented Mr. Zhou Huan, president of Datang Mobile. “We strongly believe that our collaboration with Philips and Samsung, both at the forefront of their respective fields, will accelerate the commercialisation of TD-SCDMA and thus contribute to the development of the TD-SCDMA industry.”

“This venture builds on Philips’ longstanding commitment to investing both technology and capital in China and its strategy of delivering complete solutions for operators and handset manufacturers.” commented Thierry Laurent, executive vice president business unit mobile communications at Philips Semiconductors. “Our involvement in T3G will enable us to deliver advanced chipsets compatible with most of the world’s 3G networks.”

Mr. Shin, Jong Kyun, vice president of mobile communication division at Samsung added: “Samsung’s participation as a founding partner clearly shows Samsung’s commitment and support to the Chinese Mobile Industry. China is the world’s largest market for mobile phones but there is still considerable untapped demand. Through T3G’s solution, Samsung plans to introduce commercial handsets in 2004 that will help the TD-SCDMA reach its full potential. By accelerating the time to market for TD-SCDMA handsets we hope to help the standard reach a critical mass of subscribers in record time”

Talking about the future development and business model of T3G, Johan Pross, CEO of T3G commented that “T3G is an autonomous company and the three venture partners will allow the company to expand in the market independently. T3G will also be in a position to form broad strategic alliances and provide open access to the technology.”

About Samsung Electronics

Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. The company is the world’s largest producer of memory chips, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses. For more information, please visit www.samsungelectronics.com

About Datang Mobile

Datang Mobile was incorporated as a limited liability company under the laws of the People’s Republic of China in February, 2002. The Company endeavors to commit in the research and development of 3G and beyond-3G wireless communications solutions and offer a comprehensive suite of TD-SCDMA products and services based on the Company’s firm capabilities of the development and sales of the GSM equipment, broadband access products, network optimization, network planning and value-added services. Through continuous innovation and sustainable development, Datang Mobile also aspires to become a leading supplier of TD-SCDMA technology and network solutions in China and throughout the world. For more information, please visit www.datangmobile.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

January 30, 2003

Philips and NEC join forces in IP telephony

Royal Philips Electronics and NEC Corporation, a global provider of Internet, broadband network and enterprise business solutions, announced today that they have agreed to enter into a strategic partnership to develop and deploy IP technology in telephony solutions. Both parties will leverage their strong market positions and expertise to jointly address new opportunities for voice and data convergence in the IP-based communications market.

The agreement initially involves the co-development of IP-based telephony applications and expanding the range of enterprise communications solutions of both companies. Commenting on the agreement, Philips Business Communications’ vice-president of Marketing Marc Bauchant said: “We are confident that our combined strengths will offer unique opportunities for both companies in sharing technological expertise, developing powerful propositions and extending market reach. This partnership will enable us to expand our portfolio of products and services and assume a leadership role in IP telephony in our respective markets.”

“This arrangement marks the beginning of a new era for NEC and Philips. In addition to synergistic development capabilities and an expansive product portfolio, our complementary business models and market positions clearly make this alliance a strategic fit,” said Akihisa Ariga, Executive General Manager of NEC’s International Operations Unit. “With this partnership, NEC aims to provide IP solutions to customers throughout the world, drawing on its expertise as the top supplier in Japan and other markets.”

The first results from this partnership agreement are planned to be announced in March, 2003, focusing on high quality voice communication products designed to provide a smooth transition to IP telephony without sacrificing features users need. Recently Philips announced that preliminary agreement had been reached for the acquisition of Philips Business Communications (PBC) by Gores Technology Group (GTG). Vance Diggins, Chief Executive Officer of GTG added, “We are convinced PBC and its customers will benefit immensely from this unique partnership with NEC and we are very excited to accommodate for further expansion and success in IP telephony solutions.

About NEC corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.1) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world’s top patent-producing companies, NEC delivers integrated solutions in the key fields of computer and networking, through its market- focused, in-house companies: NEC Solutions and NEC Networks. NEC Corporation and its subsidiaries employ more than 140,000 people worldwide and had net sales of approximately $39 billion in the fiscal year ended March 2002. For additional information, please visit the NEC home page at: http://www.nec.com .

About Gores Technology Group

About Gores Technology Group With headquarters in Los Angeles, Gores Technology Group (GTG) is a privately held international acquisition and management firm that pursues an aggressive strategy of acquiring promising high-technology organizations and managing them for growth and profitability. GTG has a successful track record of acquiring and managing companies — including many divisions acquired from large publicly traded companies — through its commitment to customers, employees and continued development of intellectual property. GTG has acquired and managed approximately 40 interrelated but autonomous technology-oriented companies with locations throughout the world. Those companies provide a broad range of technology-based products and services to a substantial customer base representing millions of active users worldwide. For more information on Gores Technology Group: www.gores.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

January 31, 2003

Philips to refocus its TV manufacturing in Europe

Royal Philips Electronics today announced plans to refocus its European TV manufacturing activities, to be better positioned for the upcoming challenges in the global TV market.

To strengthen its leading position in the fast growing Flat TV market, Philips is considering the establishment of a European configuration centre in Dreux, for the assembly of Flat TVs in the existing Philips TV factory. At the same time, it is Philips’ intention to transfer part of the production of CRT TV sets to the existing Philips factory in Szekesfehervar in Hungary. A capacity adjustment in the Dreux TV operations is therefore expected.

The plan will be worked out in more detail in the coming weeks in Dreux, France, to analyse the consequences and the timing of implementation of these changes, in close consultation with the workers’ representatives.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

February 11, 2003

Arthur van der Poel moves from Philips’ Board of Management to Group Management Committee

Royal Philips Electronics today announced that Mr. Arthur van der Poel, Executive Vice President has decided to relinquish his Board of Management position and become a member of the Company’s Group Management Committee on a part-time basis as of May 1, 2003.

Following a career of almost twenty years with Philips, and as a member of the Board of Management since 1998, Mr. van der Poel has expressed the desire to find a different balance between his working and private life.

Mr. van der Poel has committed to remaining a member of the Group Management Committee until the spring of 2004 to focus, on a part-time basis, on the global sustainability policy and Philips’ quality management program BEST, both of which are part of his current responsibilities.

Gerard Kleisterlee, President and CEO of Royal Philips Electronics, said: “Arthur van der Poel has made a significant contribution to Philips over the past two decades, in particular in leading the Semiconductor division through one of the most dramatic cycles in the industry’s history, and the transition from analog to digital electronics. We will miss his contribution in the Board, but respect his wish to create a different work/life balance, after many years of service to the company.”

Mr. van der Poel’s Board responsibilities for supervising Philips’ Semiconductors division will pass to Gerard Kleisterlee.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 170,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings).

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes.

Report on the performance of the Philips Group

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP

Philips reports full year income from operations of EUR 420 million, a net loss of EUR 3,206 million, including impairment charges of EUR 3,260 million.

Fourth quarter income from operations of EUR 47 million, a net loss of EUR 1,530 million, including special items of EUR 1,588 million.

•	12% higher unit sales, 4% lower nominal sales than in Q4 2001

•	Lighting and DAP record income from operations in Q4

•	Solid performance of Consumer Electronics and Medical Systems in Q4

•	Cash flow from operations of EUR 1,442 million in Q4

•	All-time low inventories: 11.1 % of sales

•	Net debt reduced by EUR 1.7 billion – net debt : group equity ratio 27:73

•	Cost reduction programs on-track

The fourth quarter 2002

Philips recorded a net loss of EUR 1,530 million (a loss of EUR 1.20 per share), versus a loss of EUR 1,062 million (a loss of EUR 0.84 per share) in the same period last year. Income of Q4 2002 included impairment charges of EUR 1,340 million (EUR 921 million for Atos Origin and EUR 275 million for LG.Philips Displays) and other special charges of EUR 248 million, whilst last year’s quarter included impairment charges of EUR 526 million (mainly for Vivendi Universal), and other net special charges of EUR 433 million. Excluding special items, net income came to a profit of EUR 58 million versus a loss of EUR 103 million last year. Sales decreased by 4% over the same period of last year, mainly due to the weakening of the US dollar and related currencies which had a 7% negative impact. Unit sales were 12% higher, continuing the improving trend quarter over quarter. Income from operations improved from a loss of EUR 458 million in Q4 2001 to a profit of EUR 47 million this year. The improvement, which compensated for EUR 150 million of higher pension costs, comes mainly from higher margins and lower costs, including lower amortization of goodwill of EUR 51 million.

The cost reduction programs are on-track, with full year reduction in overhead costs amounting to EUR 257 million (EUR 324 million on a run rate basis in Q4), and integration savings realized at Philips Medical Systems of EUR 173 million in 2002. Results from unconsolidated companies came to a loss of EUR 1,391 million, largely caused by EUR 1,260 million of impairment charges and EUR 142 million of other special charges.

Cash flow from operating activities was EUR 1,442 million, mainly from tight capital management. Inventories as a percentage of sales came to a record low of 11.1%, compared to 13.3% last year. During the quarter the net debt was reduced by EUR 1.7 billion to EUR 5.25 billion, resulting from the strong cash flow from operations.

Gerard Kleisterlee,
Philips’ President and CEO:

“We are encouraged by our operational results for the fourth quarter in a continuing difficult and uncertain marketplace, and we move into 2003 focused on improving profitable operational performance.

The economic outlook is covered with uncertainties, and as such we will continue our stance of 2002 – further reducing costs, best-in-class supply chain management, cash flow management and debt reduction, and product and marketing innovation.

We have demonstrated that we are fully on-track to achieve our EUR 1 billion cost reduction initiatives, and divestment program of EUR 1 billion in non-core activities. We have maintained a strong balance sheet and reduced our net debt position, which we will continue to do during the current year.

2002 saw us make good progress on strengthening the cooperation between our businesses and creating a more cohesive market orientated company – ‘One Philips’.”

Highlights in the quarter

Group sales and income

Sales in Q4 were EUR 8,923 million, 22% up from the third quarter. Compared with Q4 of last year, nominal sales were 4% lower. Changes in consolidations had a negative effect of 2% on balance. Sales were affected by weaker currencies, resulting in a 7% negative impact. Comparable sales growth in Q4 came to 5%, accelerating from Q3 when sales increased 2% on a comparable basis. Price erosion remained at 7%, whilst unit sales grew with 12%, having improved every quarter in 2002. All sectors posted positive comparable growth, in particular Components, Semiconductors and Domestic Appliances and Personal Care (DAP). Geographically, sales rose strongly in Asia Pacific, in addition to a small rise in Europe. Weaker sales were posted in Latin America and North America. The latter was caused exclusively by the weak dollar, which had a downward effect on sales of 13% in the region.

Net income excluding special items

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

As published	(1,530)	(1,062)
Special items:
Affecting income from operations	(254)	(497)
Affecting financial income and expenses	(80)	(526)
Affecting results from unconsolidated companies	(1,402)	(45)
Taxes related to special items	148	109

Excluding special items	58	(103)

Group sales and composition of changes (%)

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Philips group sales	8,923	9,262
% change from the previous year:
Nominal change	(4)	(16)
Consolidation changes	(2)	2
Currency effects	(7)	(2)
Comparable change	5	(16)
Prices	(7)	(9)
Volume	12	(7)

Income from operations came to a profit of EUR 47 million including net special charges of EUR 254 million. Excluding special items a profit of EUR 301 million would have been realized. The improvement in income from operations, excluding special items, was EUR 211 million, including a negative EUR 150 million comparison in pension expense. Improvement in income from operations came from higher margins and lower costs, including lower amortization of goodwill. The cost reduction programs are on-track, with overhead reductions on a run rate basis during Q4 at EUR 324 million.

The most significant special items included in the quarter were:

•	Gain on sale of Philips Contract Manufacturing Services (PCMS) of EUR 83 million and related restructuring charges of EUR 93 million.

•	Gain on sale of Communication, Security and Imaging business of EUR 71 million.

•	Restructuring charges at Components, including Optical Storage, of EUR 167 million.

•	Restructuring charges at Semiconductors of EUR 180 million.

Sales by sector

			% change
	Q4	Q4
in millions of euros unless otherwise stated	2002	2001	nominal	comparable

Lighting	1,295	1,350	(4)	3
Cons. Electronics	2,876	3,248	(11)	0
DAP	776	775	0	9
Components	686	575	19	25
Semiconductors	1,006	940	7	17
Medical Systems	1,883	1,916	(2)	3
Miscellaneous	401	458	(12)	6

Philips group	8,923	9,262	(4)	5

Income from operations

	Q4	Q4
in millions of euros	2002	2001

Income from operations excluding special items and amortization of goodwill	301	90
Special items	(254)	(497)
Amortization of goodwill	—	(51)

Income from operations	47	(458)

Last year’s special items amounted to EUR 497 million and included acquisition related charges at Medical Systems of EUR 222 million and various restructuring charges of EUR 249 million.

Excluding special items, income from operations improved in all product sectors except at Miscellaneous and Unallocated. Income of Miscellaneous was impacted by charges for environmental provisions, whilst in Unallocated pension credits were lower. Lighting, Consumer Electronics (CE), DAP and Medical Systems posted strong profits, while Semiconductors and Components reduced their losses. CE improved its income from operations by EUR 113 million over the same period last year.

Income from operations by sector (excl. special items and amortization of goodwill)

	Q4	Q4
in millions of euros	2002	2001

Lighting	182	143
Consumer Electronics	146	33
DAP	186	148
Components	(74)	(102)
Semiconductors	(140)	(214)
Medical Systems	218	192
Miscellaneous	(121)	(104)
Unallocated	(96)	(6)

Total	301	90
Income from operations (as published)	47	(458)

Financial income and expenses amounted to a net expense of EUR 153 million and included impairment charges of EUR 80 million for JDS Uniphase and Great Nordic. The fourth quarter of 2001 was impacted by impairment charges of EUR 526 million for Vivendi Universal and Great Nordic. Excluding these charges, net interest expenses were significantly lower compared to last year. The variance was largely due to a lower debt position in 2002 compared to 2001.

Financial income and expenses

	Q4	Q4
in millions of euros	2002	2001

Financial income and expenses excluding special items	(73)	(141)
Special items	(80)	(526)

Total	(153)	(667)

Income tax has been adjusted in the fourth quarter, based upon the final calculated tax burden for the full year, resulting in a tax charge of EUR 28 million in Q4.

Philips’ Results from unconsolidated companies came to a loss of EUR 1,391 million for the quarter, largely impacted by impairment charges of EUR 1,260 million and a net EUR 142 million of other special charges.

Impairment charges were taken for Atos Origin (EUR 921 million), LG.Philips Displays (EUR 275 million), Philips’ venturing portfolio and other holdings (EUR 64 million). The other special items were mainly related to restructuring and asset impairment charges of EUR 147 million at LG.Philips Displays.

Results relating to unconsolidated companies

	Q4	Q4
in millions of euros	2002	2001

Results excluding special items and amortization of goodwill	11	30
Special items	(1,402)	(45)
Amortization of goodwill	—	(70)

Total	(1,391)	(85)

Cash flows and financing

Cash flow from operations in Q4 amounted to EUR 1,442 million.

Net capital expenditures of EUR 360 million were EUR 66 million higher than the same period last year, primarily attributable to investments at Semiconductors’ joint facility in Crolles, France.

A reset of currency hedges generated a cash inflow of EUR 120 million.

Sale of businesses contributed EUR 430 million to the cash flow from investing activities. The main proceeds from divestments were related to the sale of PCMS amounting to EUR 170 million, the sale of Communication, Security and Imaging amounting to EUR 156 million and the sale of Health Care Products (HCP) of EUR 85 million. Outflows included a payment of EUR 32 million for the recent acquisition of Systemonic at Semiconductors.

In 2001, cash flow from investing activities included an outflow of EUR 1.2 billion associated with the acquisition of Marconi’s medical business.

The cash conversion cycle was further reduced to 18 days, a decline of 16 days compared to the same period last year. The improvement is a result of better working capital management in all sectors, and CE in particular. Inventories as percentage of sales came to a record-low of 11.1% compared to 13.3% last year; the sixth consecutive quarter inventories have been managed to record-low levels.

The net debt: group equity ratio ended the quarter at 27:73. During the quarter the net debt position decreased by EUR 1.7 billion to EUR 5.25 billion, mainly due to the strong cash flow from operations. Group equity was negatively impacted by the net loss of EUR 1,530 million, which included impairment charges of EUR 1,340 million.

Furthermore, group equity was reduced due to negative translation differences of EUR 368 million and adjustments for pension liabilities of EUR 342 million, mainly related to underfunding in the U.S. and U.K.

Employment

At the end of December 2002, the total number of employees was 170,087. Compared with the end of Q3, headcount decreased by 13,360. More than half of the reduction (7,340) was related to deconsolidations, of which PCMS was the largest (4,460). On a comparable basis, headcount decreased by 6,099, of which 1,712 were temporary employees. The most significant reductions were at Lighting, Consumer Electronics, Semiconductors and Miscellaneous.

Sales and income from operations per sector

Comparable sales growth at Lighting in the fourth quarter was 3%. Sales in Asia Pacific continued their positive trend, whilst market share was gained in North America. Income from operations was EUR 41 million better than last year with improvements in all businesses except Luminaires. The improvement in profitability from 10.6% last year to 14.1% in 2002, was mainly as a result of successful price management, a favourable product mix and tight cost control. Reduction in net operating capital was mostly driven by a lower asset base and improved working capital management.

Lighting: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	1,295	1,350
Sales growth
% increase, nominal	(4)	(4)
% increase, comparable	3	(3)
Income from operations	183	142
IFO excluding special items and amortization of goodwill:	182	143
in % of sales	14.1	10.6
Net operating capital (NOC)	1,723	1,979
Number of employees (FTEs)	46,870	47,922

Sales at Consumer Electronics decreased by 11%, however comparable sales were flat versus Q4 2001, mainly due to Digital Networks. DVD realized growth of 41%; TV and Audio grew by 4%, while Monitors fell 7%. Sales of GSM phones remained at the 2001 level. Income from operations at Consumer Electronics improved considerably versus last year, with almost all businesses profitable. In North America income improved significantly, from a loss of EUR 103 million in Q4 of last year to a loss of EUR 23 million this year. License income was lower than last year, mainly due to weaker currency rates and the expiration of certain patents related to CD, only partly compensated by higher income related to DVD.

Consumer Electronics: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	2,876	3,248
Sales growth
% increase, nominal	(11)	(19)
% increase, comparable	0	(17)
Income from operations	130	(7)
IFO excluding special items and amortization of goodwill:	146	33
in % of sales	5.1	1.0
Net operating capital (NOC)	28	672
Number of employees (FTEs)	20,080	31,525

DAP: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	776	775
Sales growth
% increase, nominal	0	0
% increase, comparable	9	1
Income from operations	183	143
IFO excluding special items and amortization of goodwill:	186	148
in % of sales	24.0	19.1
Net operating capital (NOC)	529	652
Number of employees (FTEs)	8,766	9,527

DAP recorded a comparable sales increase of 9%, driven by higher sales in Oral Healthcare and Food & Beverage, with the Sonicare toothbrush showing strong growth and the regional sales expansion of the Senseo coffee machine.

Increases in market share were realized in Beverage and Oral Healthcare in the US, whilst Floor and Garment Care also improved their market position. The launch of Sensotec shaver in the fourth quarter was well received, especially in the U.S.

Income from operations, excluding special items, increased with almost 5% to 24% of sales. The increase resulted from improved gross margins in all businesses, and generally lower costs.

Components: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	686	575
Segment revenues	743	650
Sales growth
% increase, nominal	19	(54)
% increase, comparable	25	(24)
Income from operations	(226)	(139)
IFO excluding special items and amortization of goodwill:	(74)	(102)
in % of segment revenues	(10.0)	(15.7)
in % of sales	(10.8)	(17.7)
Net operating capital (NOC)	118	397
Number of employees (FTEs)	13,005	15,107

Components’ fourth quarter comparable sales showed 25% growth compared to Q4 last year. Sequential growth was 35%. Sales improvements were seen in all businesses, including a 59% increase in Mobile Display Systems. Revenues from color displays were approximately 45% of the total.

Excluding EUR 152 million special items in the fourth quarter, the Components division is yet to recover to profitability, but nevertheless achieved significant improvement compared to the fourth quarter of last year, driven by improved sales levels and cost savings. The restructuring charges for dissolving the division and bringing businesses back to profitability amounted to EUR 167 million. These charges were partly offset by other small special gains.

Semiconductors: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	1,006	940
Segment revenues	1,112	1,073
Sales growth
% increase, nominal	7	(44)
% increase, comparable	17	(43)
Income from operations	(312)	(292)
IFO excl. special items and amortization of goodwill:	(140)	(214)
in % of segment revenues	(12.6)	(19.9)
in % of sales	(13.9)	(22.8)
Net operating capital (NOC)	3,606	4,742
Number of employees (FTEs)	31,185	32,740

Semiconductors’ sequential sales growth amounted to 4%. Compared to Q4 2001, growth came to 7%. The book-to-bill ratio at the end of Q4 was 0.87 versus 0.74 at the end of Q3. Due to a pause in the pick-up of the order book in Q4, outsourcing to SSMC and production levels were reduced, leading to lower inventories which had been built-up in Q3. As a result of these measures, the utilization rate came to 52% in Q4, 6% lower than in Q3, and income from operations was negatively impacted by approximately EUR 50 million.

Excluding special items, income from operations came to a loss of EUR 140 million in Q4 compared to a loss of EUR 65 million in Q3. Special items included various restructuring charges totalling EUR 180 million mainly related to the earlier announced plans to close the semiconductor plant in Albuquerque. Given that this closure will take almost a year to complete, the excess in book value of the assets over their fair value (approximately EUR 100 million) will be charged to income, EUR 30 million of which was already taken in Q4 2002. The remaining charges will be spread over the first three quarters of 2003.

Medical Systems: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	1,883	1,916
Sales growth
% increase, nominal	(2)	86
% increase, comparable	3	13
Income from operations	239	(129)
IFO excluding special items and amortization of goodwill:	218	192
in % of sales	11.6	10.0
Net operating capital (NOC)	4,849	5,418
Number of employees (FTEs)	31,027	30,993

Medical Systems’ comparable sales showed a positive growth of 3%. Sales growth came from all regions, especially North America, and from all business lines.

Income from operations was a profit of EUR 239 million, including a special net gain of EUR 21 million. Integration charges were more than offset by the partial release of acquisition related provisions. Income from operations as a % of sales, excluding special items, came to 11.6% and was primarily driven by integration savings and improved margins. For the full year integration savings of EUR 173 million were realized.

The decrease in NOC was mainly influenced by a lower US dollar and the divestment of HCP as of November (year-to-date sales of HCP were approximately EUR 550 million).

Miscellaneous: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	401	458
Sales growth
% increase, nominal	(12)	(47)
% increase, comparable	6	(26)
Income from operations	(55)	(138)
IFO excluding special items and amortization of goodwill:	(121)	(104)
in % of sales	(30.2)	(22.7)
Net operating capital (NOC)	(73)	314
Number of employees (FTEs)	14,839	15,366

Income of Miscellaneous came to a loss of EUR 55 million and included a gain on the sale of Communication, Security and Imaging business of EUR 71 million. This divestment delivered EUR 156 million of cash in the quarter. Income before special items amounted to a loss of EUR 121 million. This result was negatively affected by charges of EUR 29 million for the increase of environmental provisions, of which EUR 20 million was related to asbestos claims in connection with a U.S. subsidiary that ceased activities in 1981.

Unallocated: key data

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Corporate and regional overheads	(101)	(125)
Pensions	6	87

Income from operations	(95)	(38)
Number of employees (FTEs)	4,315	5,463

Corporate and regional overhead costs in Unallocated were 19% lower than the same period last year. Pension credits in this sector were EUR 81 million lower.

Results relating to unconsolidated companies (excluding special items and amortization of goodwill)

	Q4	Q4
in millions of euros	2002	2001

SSMC	(15)	(18)
LG.Philips LCD	(23)	(9)
LG.Philips Displays	34	(24)
Others	15	81

Total	11	30

Results related to unconsolidated companies

Results relating to unconsolidated companies, excluding special items and amortization of goodwill, fell by EUR 19 million from last year. Sequentially, results improved by EUR 8 million, mainly attributable to improved contributions from LG.Philips Displays. This improvement came primarily from insurance payments related to business interruption damages and the sale of intellectual property.

LG.Philips LCD joint venture (100%)

	Q4	Q4
in millions of euros unless otherwise stated	2002	2001

Sales	727	604
Sales growth
% increase, nominal	20	18
Income from operations	(57)	3
in % of sales	(7.8)	0.5
Net income (100%)	(46)	(18)
Net income (Philips share = 50%)	(23)	(9)
Net income (Philips share = 50%, incl. amortization of goodwill)	(23)	(31)
Net operating capital (NOC)	2,776	2,605
Number of employees (FTEs)	5,879	4,797

LG.Philips LCD joint venture

Q4 witnessed some recovery in LCD panel shipments, after the clearance of inventory build-up in OEMs in Q3, but a significant recovery in end-user demand is not present as yet. Continued price erosion was present during the quarter. Average prices declined by approximately 20%.

Before currency exchange effects, sales grew sequentially by 5% and 20% from Q4 2001. Income from operations for the quarter was a loss of EUR 57 million, mainly caused by the continued price erosion of 20% per quarter.

Philips’ share in net income was a loss of EUR 23 million compared to a profit of EUR 28 million in Q3 of 2002.

The year 2002

•	Income from operations of EUR 420 million

•	Net income: a loss of EUR 3,206 million; excluding special items a profit of EUR 208 million

•	Further rationalization of manufacturing and cost base and progress in overall cost-reduction programs

•	Components division dissolved January 1, 2003; a number of non-strategic businesses sold

•	Positive cash flow from operating activities amounting to EUR 2,228 million, driven by tight working capital management

•	Net debt to group equity ratio 27:73

Impairments/value adjustments shareholdings and securities

in millions of euros	2002	2001	2000

Vivendi/Seagram	(1,855)	(440)	1,115
JDS Uniphase	(73)	—	1,207
Great Nordic	(27)	(86)	—

	(1,955)	(526)	2,322
LG.Philips Displays	(275)	—	—
Atos Origin	(921)	—	1,072
Various unconsolidated companies	(109)	(119)	—

	(1,305)	(119)	1,072

Total	(3,260)	(645)	3,394

Net income excluding special items

in millions of euros	2002	2001	2000

As published	(3,206)	(2,475)	9,662
Special items:
affecting income from operations	(40)	(1,235)	1,070
affecting financial income and expenses	(1,888)	(526)	2,322
affecting results relating to unconsolidated companies	(1,613)	(248)	3,397
income taxes related to special items	127	313	(18)

Excluding special items	208	(779)	2,891

Highlights full year

Summary

Markets in 2002 were a repeat of the markets in 2001. The telecommunications and PC-related markets and business investments in IT products and services in general continued to suffer during 2002. These markets seemed to be starting to recover in the first quarter, but the improvements did not follow through during the rest of the year. Philips’ management focused its attention on managing those activities it can control: costs, cash flow, tight asset control, strengthening its innovation and other operational processes, and reducing debt. As a result, margins in all our divisions improved compared with 2001.

Furthermore, 2002 net income was positively impacted by savings resulting from our overhead cost reduction program (EUR 257 million) and lower goodwill amortization (EUR 413 million) and adversely affected by a significant increase in pension costs (EUR 541 million). Philips was able to generate a EUR 2,228 million positive cash flow from operating activities. Gross capital expenditures were scaled back compared with 2001, to EUR 1,161 million.

Special items

Main financial markets around the world closed with negative results for the third year in a row, impacting the valuation of the Company’s financial assets. During 2002 the Company took charges of EUR 1,955 million for writing down the valuation of its securities (mainly Vivendi Universal). Also, the Company took impairment charges totaling EUR 1,305 million for its shareholdings in unconsolidated companies (mainly Atos Origin and LG.Philips Displays). Other special items that impacted the Company’s income from operations were:

•	restructuring expenses and asset impairments of EUR 513 million in our divisions and EUR 301 million with respect to our unconsolidated companies;

•	acquisition-related charges of EUR 96 million, mainly at Philips Medical Systems; and

•	gains from the sale of businesses or assets, which made a positive contribution of EUR 569 million, reflecting the successful continuation of the low-growth low-return divestment program.

Excluding all special items, net income would have been EUR 208 million.

Continued weak markets in 2002

		2002*	2001	2000

PCs	millions of units	132	130	136
	% growth	1	(4)	16
Cellular phones	millions of units	410	400	416
	% growth	2	(4)	49
Cons. electronics	value in billions of euros	87	91	96
	% growth	(4)	(5)	20
Semiconductors	value in billions of euros	149	156	222
	% growth	(5)	(30)	58

*	provisional data

Group sales and income from operations

Sales

Sales in 2002 totaled EUR 31,820 million, 2% lower than in 2001. Changes in consolidation had a net positive effect of 3%, while the weakening of the dollar and related currencies had a 4% negative effect, particularly in the second half of the year. Sales volume grew by 6%, in contrast to a 6% decline in 2001. The year-over-year growth trend improved every quarter in 2002. Price erosion eased somewhat in 2002: 7% compared with 8% in 2001.

Growth was achieved in the sectors DAP, Components (predominantly in Mobile Display Systems) and Medical Systems (42% growth, of which 5% was organic growth). Sales were somewhat lower at Lighting and Semiconductors. The lower sales in the Consumer Electronics sector were caused by lower volumes for mobile phones and set-top box products (as a consequence of the changed business models in 2001) which were not offset by solid growth in TV and DVD products in particular.

Income from operations

Income from operations improved by EUR 1,815 million to a profit of EUR 420 million; excluding special items and goodwill amortization (the latter totalling EUR 180 million in 2001), income improved by EUR 440 million to EUR 460 million notwithstanding an increase of pension costs of EUR 541 million. The strong improvement of margins in all sectors can be attributed to the close attention the Company gave to margin and cost management during 2002. We announced cost-saving programs intended to deliver a EUR 1 billion run-rate saving by the end of 2003. With regard to the EUR 300 million overhead cost reduction program, we realized savings of EUR 257 million in 2002 and achieved a run-rate saving of EUR 324 million in the last quarter of 2002. Medical Systems already realized savings of EUR 173 million in 2002. Detailed programs are in place to realize the remainder of the EUR 350 million savings in 2003.

Income increased by more than EUR 425 million due to the effects of the 2001 restructuring program.

Income (loss) from operations

in millions of euros	2002	2001

Income from operations excluding special items and amortization of goodwill	460	20
Special items	(40)	(1,235)
Amortization of goodwill	—	(180)

Income (loss) from operations	420	(1,395)

Special items affecting income (loss) from operations

in millions of euros	2002	2001

Sale of businesses and real estate	569	295
Restructuring and impairment charges	(513)	(1,093)
Acquisition-related charges	(84)	(331)
Write-off of acquired in-process R&D	(12)	(106)

Total	(40)	(1,235)

Net gains resulting from the sale of businesses and real estate amounted to EUR 569 million. The ongoing divestment program led to special gains of EUR 311 million, of which the gains from the sale of Analytical (EUR 85 million), Philips Broadband Networks (EUR 49 million) and PCMS (EUR 83 million) were the most significant. Other special gains related to the sale of real estate (EUR 65 million), an earn-out of JDS Uniphase shares (EUR 113 million), the sale of Components’ glass activities: (EUR 40 million) and a currency translation gain from the liquidation of certain Components activities in Japan (EUR 40 million).

Restructuring and impairment charges, net of releases, in 2002 totaled EUR 513 million; this included restructuring charges of EUR 96 million for the PCMS factories. Prior to the sale of Health Care Products (HCP), an impairment charge of EUR 47 million was taken in order to bring the value of the assets in line with the sale price.

The major restructuring projects were at Components (dissolving the division and reorganizing the optical storage activities) and Semiconductors (closure of the Albuquerque plant). The future annual savings generated by the restructuring projects once fully implemented are estimated at approximately EUR 325 million.

The Marconi and Agilent acquisitions and the integration of those businesses into our Medical Systems division led to special charges of EUR 84 million, far below the integration savings already realized in 2002.

Other information

To enhance transparency and provide investors with a better understanding of the economic performance of Philips, it has been decided to introduce fair value recognition for stock-based compensation. Commencing January 1, 2003, the fair value of stock-based compensation awarded to management and employees will be charged to income, in accordance with the provisions of FAS 123.

On January 22, 2003, a jury in Raleigh, North Carolina, USA, delivered a verdict of approximately USD 152 million to Volumetrics, Inc. against the Philips Ultrasound business of Philips Medical Systems. The claim relates to the decision of Philips not to collaborate with or acquire Volumetrics at a point in time when Philips was in discussions with Agilent Technologies, Inc. to purchase its Health Care Solutions Group. The verdict is not a judgement, and is subject to review by the trial judge, which is expected in March, 2003.

Philips believes that the facts of the case do not support the verdict.

Proposed distribution to shareholders

Pursuant to article 38 of the Articles of Association, and with the approval of the Supervisory Board and the Meeting of Priority Shareholders, a proposal will be submitted to the General Meeting of Shareholders to make a distribution in cash to shareholders of EUR 0.36 per common share (2001: a distribution was made of EUR 0.36 per common share).

Annual Report 2002

More details on the performance of the Philips Group on the year 2002 can be found in the Annual Report 2002 of Royal Philips Electronics, and at www.philips.com.

Outlook

Through operational and marketing excellence, we expect that the DAP and Lighting divisions will again outperform their industries in 2003, whilst CE is continuing to improve its overall performance, especially in the US, through a marketing focused approach and innovative product mix. The integration of our Medical Systems division is on-track to achieve the targeted EUR 350 million in savings by year-end. Semiconductors is lowering the break-even point as a result of capacity reduction and restructuring savings. Restructuring programs undertaken by Philips during the past two years are starting to pay off with more profitable, efficient, and less capital-intensive operations.

The Company will continue cost reduction initiatives, including the reduction in overhead costs, which is on-track, and ongoing supply chain management, which has reached best-in-class in a number of businesses, especially CE.

Continued weakness of the US dollar would negatively impact sales and to a lesser extent net income, whilst volatile stock markets can significantly impact pension expense and the value of financial assets of the company.

On the basis of the current economic and political uncertainties, Philips does not anticipate any short-term improvement in economic conditions. As such, the company will continue its cautious stand on costs, capital spending, working capital and employment, whilst maintaining a strong balance sheet and remaining ready for any upturn in its markets.

Amsterdam, February 11, 2003

Board of Management

Statements of income

all amounts in millions of euros unless otherwise stated

Consolidated statements of income

			January to December
		4th quarter
	2002	2001	2002	2001

Sales	8,923	9,262	31,820	32,339
Cost of sales	(6,041)	(6,544)	(21,906)	(23,240)

Gross margin	2,882	2,718	9,914	9,099
Selling expenses	(1,458)	(1,473)	(5,017)	(5,027)
General and administrative expenses	(389)	(348)	(1,404)	(1,249)
Research and development expenses	(746)	(908)	(3,043)	(3,312)
Write-off of acquired in-process R&D	(8)	(55)	(12)	(106)
Restructuring and impairment charges	(423)	(266)	(503)	(786)

	(3,024)	(3,050)	(9,979)	(10,480)

Other business income (expenses) — net	189	(126)	485	(14)

Income (loss) from operations	47	(458)	420	(1,395)
Financial income and expenses:
- interest	(85)	(135)	(384)	(391)
- impairment charges	(80)	(526)	(1,955)	(526)
- other	12	(6)	112	2

	(153)	(667)	(2,227)	(915)

Income before taxes	(106)	(1,125)	(1,807)	(2,310)
Income taxes	(28)	130	(27)	428

Income after taxes	(134)	(995)	(1,834)	(1,882)
Results relating to unconsolidated companies:
- impairment charges	(1,260)	(21)	(1,305)	(119)
- other	(131)	(64)	(41)	(489)
Minority interests	(5)	18	(26)	15

Net income	(1,530)	(1,062)	(3,206)	(2,475)
Income from operations
as a % of sales	0.5	(4.9)	1.3	(4.3)
as a % of net operating capital (RONA)			3.2	(9.3)
Weighted average number of common shares outstanding during the period (in thousands):
(after deduction of treasury stock)
• basic			1,274,950	1,278,077
• diluted			1,279,002	1,286,544
Net earnings per common share in euros:
• basic	(1.20)	(0.84)	(2.51)	(1.94)
• diluted	(1.20)	(0.84)	(2.51)	(1.94)

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from Dutch GAAP. Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 3,602 million in 2002, compared to a loss of EUR 2,608 million last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 2.83 in January-December 2002 compared to a loss of EUR 2.04 last year. As of January 1, 2002 the US GAAP treatment of available for sale securities and the US GAAP rules for profit recognition on sale and lease-back transactions are also applied for the determination of Dutch GAAP net income and stockholders’ equity; the remaining difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP from January 1, 2002 but instead tested for impairment.

Balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheets

	Dec. 31,	Dec. 31,
	2002	2001

Cash and cash equivalents	1,858	890
Receivables and other current assets	5,671	6,670
Inventories	3,522	4,290
Unconsolidated companies	6,089	7,552
Other non-current financial assets	1,306	3,481
Non-current receivables and other non-current assets	2,772	3,080
Property, plant and equipment	6,137	7,718
Intangible assets — net	4,934	5,521

Total assets	32,289	39,202

Accounts payable and other liabilities	7,836	8,234
Debt	7,109	7,866
Provisions	3,246	3,740
Minority interests	179	202
Stockholders’ equity	13,919	19,160

Total liabilities and stockholders’ equity	32,289	39,202
Number of common shares outstanding at the end of period
• shares in thousands	1,275,978	1,274,172
Ratios
Stockholders’ equity, per common share in euros	10.91	15.04
Inventories as a % of sales	11.1	13.3
Outstanding trade receivables, in months’ sales	1.3	1.5
Net debt : group equity ratio	27:73	26:74

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 13,407 million as of December 31, 2002 compared to EUR 13,919 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Statements of cash flows

all amounts in millions of euros unless otherwise stated

Consolidated statements of cash flows*

			January to December
		4th quarter
	2002	2001	2002	2001

Cash flows from operating activities:
Net income (loss)	(1,530)	(1,062)	(3,206)	(2,475)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	664	721	2,184	2,671
Impairment of equity investments	1,360	547	3,260	645
Net gain on sale of assets	(172)	(56)	(643)	(337)
Loss from unconsolidated companies (net of dividends received)	116	33	54	501
Minority interests (net of dividends paid)	5	2	26	(21)
Decrease in working capital	1,165	1,709	815	752
Decrease (increase) in non-current receivables/other assets	60	(550)	86	(888)
(Decrease) increase in provisions	(219)	337	(336)	313
Other items	(7)	6	(12)	87

Net cash provided by operating activities	1,442	1,687	2,228	1,248
Cash flows from investing activities:
Purchase of intangible assets (software)	(41)	(83)	(149)	(234)
Capital expenditures on property, plant and equipment	(379)	(349)	(1,161)	(2,143)
Proceeds from disposals of property, plant and equipment	60	138	370	221
Proceeds from sale (purchase) of other non-current financial assets and derivatives	110	6	505	473
Proceeds from sale of businesses (purchase of businesses)	393	(1,294)	187	(2,881)

Net cash provided by (used for) investing activities	143	(1,582)	(248)	(4,564)
Cash flows before financing activities	1,585	105	1,980	(3,316)

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Statements of cash flows (continued)

all amounts in millions of euros unless otherwise stated

Consolidated statements of cash flows (continued)*

			January to December
		4th quarter
	2002	2001	2002	2001

Cash flows before financing activities	1,585	105	1,980	(3,316)
Cash flows from financing activities:
(Decrease) increase in debt	(515)	79	(419)	3,953
Treasury stock transactions	11	4	(19)	(336)
Dividends paid	—	—	(459)	(458)

Net cash (used for) provided by financing activities	(504)	83	(897)	3,159
Increase (decrease) in cash and cash equivalents	1,081	188	1,083	(157)
Effect of changes in exchange rates and consolidations on cash positions	(45)	4	(115)	(42)
Cash and cash equivalents at beginning of the period	822	698	890	1,089

Cash and cash equivalents at end of period	1,858	890	1,858	890

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Statement of changes in stockholders’ equity

all amounts in millions of euros unless otherwise stated

Consolidated statements of changes in stockholders’ equity

	January to December 2002

				Accumulated other comprehensive income (loss)

		Capital in			Available	Minimum		Treasury	Total
	Common	excess of	Retained	Translation	for sale	pension	Cash flow	shares at	stockholders'
	stock	par value	earnings	differences	securities	liability	hedges	cost	equity

Balance as of January 1, 2002	263	13	20,403	(766)	566	(18)	(7)	(1,294)	19,160
Net income (loss)			(3,206)						(3,206)
Net current period change				(906)	(2,189)	(335)	(28)		(3,458)
Reclassifications into income				(40)	1,888		46		1,894

Total comprehensive income (loss)			(3,206)	(946)	(301)	(335)	18		(4,770)
Dividend paid			(459)						(459)
Purchase of treasury stock								(103)	(103)
Re-issuance of treasury stock								90	90
Stock options accrual		1							1

Balance as of December 31, 2002	263	14	16,738	(1,712)	265	(353)	11	(1,307)	13,919

Product sectors

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	4th quarter

	2002			2001

		Income (loss) from
		operations			Income (loss) from operations*

			as % of			before	as % of
	segment		segment	segment	US GAAP	amortization	segment
	revenues	amount	revenues	revenues	basis	goodwill	revenues

Lighting	1,302	183	14.1	1,358	142	144	10.6
Consumer Electronics:
Mainstream CE	2,742	98	3.6	2,986	(27)	(27)	(0.9)
Digital Networks	80	(3)	(3.8)	204	(46)	(45)	(22.1)
Licenses	63	35	55.6	78	66	66	84.6

	2,885	130	4.5	3,268	(7)	(6)	(0.2)

DAP	782	183	23.4	782	143	146	18.7
Components	743	(226)	(30.4)	650	(139)	(138)	(21.2)
Semiconductors	1,112	(312)	(28.1)	1,073	(292)	(279)	(26.0)
Medical Systems	1,890	239	12.6	1,916	(129)	(100)	(5.2)
Miscellaneous	512	(55)	(10.7)	487	(138)	(137)	(28.1)
Unallocated		(95)			(38)	(37)

Total	9,226	47		9,534	(458)	(407)
Intersegment revenues	(303)			(272)

Sales	8,923			9,262
Income from operations as a % of sales			0.5		(4.9)		(4.4)

*	For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

Product sectors (continued)

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	January to December

	2002			2001

		Income (loss) from
		operations			Income (loss) from operations*

			as % of			before	as % of
	segment		segment	segment	US GAAP	amortization	segment
	revenues	amount	revenues	revenues	basis	goodwill	revenues

Lighting	4,873	602	12.4	5,122	582	590	11.5
Consumer Electronics:
Mainstream CE	9,081	113	1.2	10,071	(671)	(671)	(6.7)
Digital Networks	320	(71)	(22.2)	771	(329)	(328)	(42.5)
Licenses	268	188	70.1	391	351	351	89.8

	9,669	230	2.4	11,233	(649)	(648)	(5.8)

DAP	2,294	401	17.5	2,246	334	346	15.4
Components	2,450	(329)	(13.4)	3,705	(667)	(666)	(18.0)
Semiconductors	4,613	(537)	(11.6)	4,940	(607)	(558)	(11.3)
Medical Systems	6,855	309	4.5	4,836	(163)	(59)	(1.2)
Miscellaneous	2,399	74	3.1	2,154	(104)	(101)	(4.7)
Unallocated		(330)			(121)	(119)

Total	33,153	420		34,236	(1,395)	(1,215)
Intersegment revenues	(1,333)			(1,897)

Sales	31,820			32,339
Income from operations as a % of sales			1.3		(4.3)		(3.8)

*	For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

Product sectors and main countries

all amounts in millions of euros unless otherwise stated

Sales and total assets

	Sales (to third parties)		Total assets

	January to December		Dec. 31,	Dec. 31,
	2002	2001	2002	2001

Lighting	4,845	5,083	2,608	2,936
Consumer Electronics	9,600	11,052	2,553	3,429
DAP	2,273	2,224	961	1,084
Components	2,212	2,772	3,799	4,193
Semiconductors	4,089	4,389	6,898	8,329
Medical Systems	6,844	4,834	6,780	7,962
Miscellaneous	1,957	1,985	1,862	2,734
Unallocated			6,828	8,535

Total	31,820	32,339	32,289	39,202

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets*

	January to December		Dec. 31,	Dec. 31,
	2002	2001	2002	2001

Netherlands	1,507	1,555	1,596	1,767
United States	9,409	8,901	5,633	6,838
Germany	2,333	2,648	664	711
France	1,893	1,990	426	377
United Kingdom	1,503	1,560	293	210
China	2,510	2,205	378	523
Other countries	12,665	13,480	2,081	2,813

Total	31,820	32,339	11,071	13,239

*	Includes property, plant and equipment and intangible assets-net.

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2001				2002

	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	8,208	7,682	7,187	9,262	7,598	7,986	7,313	8,923
% increase	(1)	(16)	(23)	(16)	(7)	4	2	(4)
Income (loss) from operations before amortization goodwill	358	(704)	(462)	(407)	73	165	135	47
as % of sales	4.4	(9.2)	(6.4)	(4.4)	1.0	2.1	1.8	0.5
% increase	—	—	—	—	(80)	—	—	—
Income (loss) from operations	313	(745)	(505)	(458)	73	165	135	47
as % of sales	3.8	(9.7)	(7.0)	(4.9)	1.0	2.1	1.8	0.5
% increase	—	—	—	—	(77)	—	—	—
Net income (loss)	93	(770)	(736)	(1,062)	9	(1,355)	(330)	(1,530)
% increase	—	—	—	—	(90)	—	—	—
per common share in euros	0.07	(0.60)	(0.57)	(0.84)	0.01	(1.07)	(0.25)	(1.20)

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	8,208	15,890	23,077	32,339	7,598	15,584	22,897	31,820
% increase	(1)	(9)	(14)	(15)	(7)	(2)	(1)	(2)
Income (loss) from operations before amortization goodwill	358	(346)	(808)	(1,215)	73	238	373	420
as % of sales	4.4	(2.2)	(3.5)	(3.8)	1.0	1.5	1.6	1.3
% increase	—	—	—	—	(80)	—	—	—
Income (loss) from operations	313	(432)	(937)	(1,395)	73	238	373	420
as % of sales	3.8	(2.7)	(4.1)	(4.3)	1.0	1.5	1.6	1.3
% increase	—	—	—	—	(77)	—	—	—
as a % of net operating capital (RONA)	10.9	(6.9)	(9.3)	(9.3)	2.0	3.4	3.8	3.2
Net income (loss)	93	(677)	(1,413)	(2,475)	9	(1,346)	(1,676)	(3,206)
% increase	—	—	—	—	(90)	—	—	—
as a % of stockholders’ equity (ROE)	2.1	(7.1)	(9.8)	(11.9)	0.2	(14.7)	(13.3)	(19.2)
per common share in euros	0.07	(0.53)	(1.10)	(1.94)	0.01	(1.06)	(1.31)	(2.51)

	period ending 2001				period ending 2002

Inventories as % of sales	15.6	16.0	14.9	13.3	14.0	13.4	14.1	11.1
Average collection period of trade receivables in months’ sales	1.6	1.7	1.7	1.5	1.7	1.6	1.6	1.3
Net debt : group equity ratio	17:83	20:80	27:73	26:74	28:72	30:70	30:70	27:73
Total employees (in thousands)	219	212	192	189	186	184	183	170

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 11th day of February, 2003.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee

G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen

J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)